Filed by The Walt Disney Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Twenty-First Century Fox, Inc.
Commission File No.: 001-32352

The following is the transcript of a question and answer session at the Morgan Stanley conference on February 26, 2018 between Bob Iger and Ben Swinburne - Analyst, Morgan Stanley:

The Walt Disney Company at the Morgan Stanley Technology, Media & Telecom Conference

FEBRUARY 26, 2018

Disney Speaker:

Bob Iger
Chairman and Chief Executive Officer

Morgan Stanley Technology, Media and Telecom Conference     February 26, 2018

PRESENTATION

Ben Swinburne - Analyst, Morgan Stanley
Okay, we're going to get started. Good afternoon, everybody. I'm Ben Swinburne, Morgan Stanley’s Media analyst. Please note that important disclosures, including my personal holdings disclosures and Morgan Stanley disclosures, all appear in the handout available in the registration area and on the Morgan Stanley public website.

We're thrilled to welcome to the conference for the first time, to my left, Bob Iger, the Chairman and CEO of Walt Disney. Mr. Iger served as President and CEO beginning in October of 2005, and during his tenure has transformed the company with the acquisitions of Pixar, Marvel, and Lucasfilm, as well as the opening of Shanghai Disney. Bob, thank you so much for coming.

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
Thank you, Ben.

Ben Swinburne - Analyst, Morgan Stanley
Before we get into the Q&A, I just want to at least acknowledge the obvious and congratulate you and the Marvel team on the success of Black Panther, which continues to exceed our expectations.

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
Yes, it exceeded our expectations too, although we thought we had a really strong movie on our hands and we really believed in the character and the story -- otherwise, we wouldn't have given the director the money to make the movie that he made -- but I must say, we set out to make a great movie and when you make a great movie and it also becomes an important moment in the culture, it is pretty exhilarating. This one really has incredible numbers.

Ben Swinburne - Analyst, Morgan Stanley
Absolutely. So let's start off at a high level, I want to talk about a couple of things. 2017 was a big year for the company. You made a number of big strategic announcements and strategic steps around over-the-top initiatives, and of course you've announced a planned acquisition of most of 21st Century Fox. As you look at 2018, what are the key priorities for you and the company this year?

Morgan Stanley Technology, Media and Telecom Conference     February 26, 2018

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
You touched upon them, really. First of all, we obviously want to get through the regulatory process as smoothly as possible and then integrate the 21st Century Fox assets. We've spent a lot of time since the deal was announced thinking hard about how best to structure the company in a post-acquisition mode and we’ll be ready if and when the acquisition is approved -- we believe it will be, of course -- to hit the ground running with an organization that's designed to operate in the most modern fashion, particularly in a business or in a world that is as dynamic as it is. So that would be priority one.

Second priority is -- you mentioned it -- we announced we were going into the OTT business. At that point it was Disney and ESPN, and obviously when the acquisition is approved, we will also have a controlling stake in Hulu, that becomes an even larger part of our OTT initiatives. And so from a priority perspective, that's right at the top as well.

And then of course, continuing to do what we've done best as a company, which is to create great product and execute well across the world by basically leveraging that product across all of our businesses and all the territories that we do business in.

Ben Swinburne - Analyst, Morgan Stanley
Sure. Let's talk a little more about the Fox transaction. One of the things I was talking to the group about earlier when we were talking about your stock is when and if you close this transaction, you will have a substantial portfolio of OTT and retail distribution assets, with Sky and Hulu, Hotstar, plus the ones at Disney -- ESPN and Disney Over-the-Top. These are businesses that you have not historically run at Disney, at least at scale. So why should investors look at this portfolio as a positive for Disney? And what are you doing to make sure that management has the bandwidth and also the expertise to execute on all of this in front of you?

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
If you don't mind, I’m going to take a step back and talk about what the core strategies of the company have been and how consistent this acquisition is with those core strategies. We've been a company that has emphasized -- and it is evident in how we have invested our capital --the value of high-quality, branded

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entertainment. And the acquisitions of Pixar, Marvel, and Lucasfilm/Star Wars, obviously were a reflection of that core strategy.

This gives us a larger portfolio of high-quality branded content. When you think about FX, when you think about National Geographic, when you think about a number of the franchises that Fox has created, including their Marvel franchises and Avatar and other product, we believe that this fits beautifully into a strategy to continue to invest in entertainment, particularly in a world that seems to be growing in terms of its appetite to consume entertainment.

Secondly, we've been talking a lot about using technology to reach consumers in more modern, more efficient, and effective ways. That certainly has changed significantly. When I talk about a dynamic marketplace, I think it's most evident in how people access entertainment, how they consume entertainment, and this acquisition gives us the ability not only to have essentially more product, more intellectual property, but to bring it to the consumer in more compelling ways and ways we think the consumer wants their entertainment more and more. The Star and Sky assets and the Hulu assets give us an opportunity to do that.

And then lastly, we've talked a lot about wanting to grow our company globally. The Walt Disney Company has been a global company for a long time, but in many of the markets that we operate in our penetration was relatively superficial. We spent a fair amount of time over the last decade deepening that penetration in markets. You mentioned Shanghai Disneyland, which would be an example of how we've done that in China. This gives us the ability to have a far more global footprint and to diversify the company's interest from a geographic perspective.

In terms of what you talked about earlier and us not having expertise on the direct-to-consumer side, one of the, I think, nice things about this acquisition, it doesn't only come with businesses, it comes with the people that operate those businesses and the experience that they have to operate these businesses quite effectively. If you look at what they've done, as a for instance, in India, which is quite impressive to us, they have expertise that our company will take full advantage of. And our intention, what I talked about earlier -- which is creating a structure of the company that is aimed at basically being more modern and aimed at integrating these assets in a far more effective way -- one of the things we want to do is we want to look across our company and share best practices. Many -- particularly as it relates to distribution -- many of those best practices will come from the people and the assets that we are acquiring here.

Morgan Stanley Technology, Media and Telecom Conference     February 26, 2018

Ben Swinburne - Analyst, Morgan Stanley
Great. I think most people can see how IP from Fox and distribution expertise help Disney strategically. You're also acquiring a number of linear television networks, both in the entertainment and sports areas. Maybe you could talk about why those assets are interesting to Disney as well?

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
Well, for the most part, we've looked at channels less as channels and more as brands. And it's less important to us how people get those channels -- obviously, it's important in terms of how they are monetized in today's world -- but what’s more important to us is the quality of the brand and intellectual property that fits under that brand umbrella. And our intention is to -- as the world shifts in terms of distribution and consumption we talked about earlier -- is to migrate those brands and those products in the more modern direction from a distribution and consumption perspective. So it's different in various places around the world, the disruptive nature of the media business is probably at its greatest in the United States in terms of change from the past to the present and the future, so there I think the sense of -- if you want to call it a sense of urgency or the interest that we have on bringing product out on an OTT basis -- is probably at the greatest -- at its highest. In Europe, there has been some disruption, but the MVPD ecosystem there is a little more healthy, actually free-TV in some markets is still somewhat healthy, and so the channels will certainly play a role in terms of how we monetize this content for the foreseeable future.

But ultimately, again, we look at these as essentially collections of high-quality products versus just a channel. So I think that there's still, I think, a fair amount of runway in terms of how these are monetized in a more traditional -- from a more traditional perspective. What we’ve tried to do is design a company that is capable of thriving in a fully disrupted world, or a world that doesn't look anything like the media world that we currently live in.

Ben Swinburne - Analyst, Morgan Stanley
And just to maybe wrap up on Fox, one of the things that you're going to bring in house is a lot more international diversification, particularly in the television networks, they maybe do over $1 billion of EBITDA at Fox International. You mentioned Star. Do you see a lot of growth opportunity for those international channels at Fox that you are acquiring, and is your strategy different overseas than it is here?

Morgan Stanley Technology, Media and Telecom Conference     February 26, 2018

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
The strategy -- there are consistencies to the strategy, but we're also looking at a strategy that has localism in mind, whether it's Europe or in Asia. There are markets that share a lot of similarities, but no two markets are exactly the same -- also evident to us. We believe that there's huge growth potential in certain markets on the media front. Certainly India would be one example of that. They launched a product called Hotstar, which is an OTT product that we are quite interested in, on top of their channel and more traditional business. In Europe, Sky as well has gone into the business of basically providing an OTT product, a different kind of product. We think there are some interesting opportunities there and there are interesting opportunities to take those products that exist in the markets -- that exist today, and spread them to other markets as well, not just operate in the markets that they're in. And of course, there are opportunities for us to use those platforms to distribute our product more effectively too. And again, to learn more about the direct-to-consumer business in general, which our company will, we think, will benefit greatly from.

Ben Swinburne - Analyst, Morgan Stanley
Sure. Let's talk about that direct-to-consumer strategy and over-the-top, it’s probably the question I get the most from investors and you're about to launch the ESPN+, I think in the next couple of months, and you’ve got the Disney-branded service coming out in 2019 on the over-the-top front. So how do you -- how does Disney maximize the opportunity from OTT, and at the same time, balance and maximize the opportunity in the legacy businesses that generate most of their earnings from the traditional ecosystem?

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
It’s no secret that we have seen the development and the growth of an entirely new media marketplace, and so we start with the premise that we want to participate in this new marketplace or this new market. Right now, we're only doing so at the tip of the iceberg, so to speak, with Hulu -- that would be an example of that, and we have a relatively small stake in Hulu, about 30%. So our OTT interests are essentially designed to be part of this new marketplace, first. And I talked about it earlier, if you look at how the consumer today wants their media, first of all, they're far more interested in mobile, mobile first, in many cases. The user interface is particularly critical; this is really true for millennials and younger, where the user interface that exists in the sort of traditional television platform is not as compelling to them. It is essential for us to provide our content on platforms and with user interfaces that are serving

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today's consumer better. We also believe that we need to contend with disruption in the most effective possible way, and one way to do that is to participate in the very business that is doing the disrupting, which is the very technologically-driven, media business -- media landscape today.

And you can also add other factors, which is people being more interested in programming than channels, certainly even programs than channels, certainly that's the case in the United States. The ability to binge watch would be another example of that. Subscription, but a subscription that essentially, from a price-value relationship, feels like it’s delivering a significant amount of value to the subscriber. Also the flexibility of not having to subscribe for long periods of time, also viewed as, I think, quite positive.

So what we've been developing -- pre-Fox, but obviously it will be enhanced once we acquire Fox, or once we get regulatory approval -- are businesses that basically fit the profile of today's consumer, serve the consumer with this great IP that this company has, and will have more of, in more modern ways.

ESPN -- might as well, I guess, focus on that first and then we'll talk about Disney -- what we’re doing with ESPN is we are launching a brand new app for ESPN, end of March or early April. It's essentially an app that will continue to provide users with scores and highlights, but it will do so in a much more compelling way.

First of all, the quality of the video will be much higher. Secondly, we're adding substantial levels of personalization and customization, we're essentially improving from a technological perspective how we're going to serve the consumer with that app in a very, very significant way. In addition, it's going to have a stream of the primary channels of ESPN available through that app, it will be on authenticated basis, so if you're a subscriber to a digital MVPD, an MVPD, you can watch ESPN on that same app. Thirdly, we're adding an augmented product, our ESPN+ app, that will have about 10,000 additional sports -- live sports events available in the first year, as well as a number of other programs, the 30 for 30 series, for instance, will be on that, and it’s essentially designed for the most avid sports fan. Very user-friendly in terms of the interface, mobile first, it will work great on smartphones and on tablets and on smart TVs, and it will have a substantial amount of additional sports programming.

Over time, our intention would be for that app to be the primary app that people essentially access ESPN on, but we're going to manage the migration of that very carefully because right now we have a business -- a multichannel business -- that is serving us quite well in terms of the revenue that it delivers from a subscription perspective, but also the consumers that it delivers, so we can sell advertising on it.

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What we see happening is continued growth with the digital MVPDs, which is a different product in that it is less expensive by a lot and it offers fewer channels, but so far we've managed to negotiate deals with the distributors for ESPN to be in all of the offerings. We've seen some very, very attractive growth in those platforms and we think that is a sign of the times and a sign of what is to come, which is continued migration to, basically, smaller bundles, but with us as part of those bundles. And that's actually quite a positive development for us because consumers will save a lot of money in the process, but they’ll use the money that they're saving to buy up new services, whether they’re ours, like Hulu, or a Disney product or others like Netflix. We like, actually, the signs that we are seeing.

And on the Disney front, we're going to launch sometime in later 2019. That will have the output of our Studio, so our Studio slate, starting in calendar 2019, which happens to be a good year for the Studio because it has an Avengers movie, Toy Story 4, The Lion King, Frozen, Aladdin, Dumbo, and I could probably name a number of others. So those will be available in the so-called Pay window on the Disney service only, not on other services, so exclusive to our platform. We'll also have a significant amount of Studio library product. In addition to that, we'll have about 5,000 episodes of Disney-branded television, and we're also going to make original series for that service starting in 2019. We’ve talked about a Marvel series, a Star Wars series, a Disney-branded series -- High School Musical for instance -- and we'll be making original movies for direct to, basically, direct to OTT -- direct to not over-the-top, but DTC, direct-to-consumer, on that platform, launching then.

And there, since I've been asked a lot about it, we are -- we're constantly asked about competing with Netflix. Netflix is a completely different business in the sense that they are a very high volume business, they have a lot of quality to offer as well, it's a good product. We are going to be in the business of less volume but more branded product -- so Marvel, Star Wars, Pixar, Disney as part of that. Those brands are in enough demand and will have enough quality that we believe it will enable us to take a product to market with less volume. So we will have enough on it to serve consumers who were subscribing to that service and want enough programming, but we believe that the brand proposition that we offer enables us to essentially make or supply substantially less programming for the direct-to-consumer service.

Ben Swinburne - Analyst, Morgan Stanley
You touched on a lot there. Just going back to the ESPN app since that’s coming very shortly, how did you think about pricing this service and is there a subscription element to it and also an a la carte, sort of, buy per game?

Morgan Stanley Technology, Media and Telecom Conference     February 26, 2018

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
Initially, it's a -- the reason we priced it at $4.99 is because if you -- the primary quality of ESPN will continue to be on their main channels in terms of the highest quality sports, not to suggest that the sports that we are putting on it are low-quality.

Ben Swinburne - Analyst, Morgan Stanley
More popular sports.

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
Most popular, thank you very much.

Ben Swinburne - Analyst, Morgan Stanley
No offense to the squash fans.

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
Exactly, squash and cricket, I don't want to denigrate them. And because it's an augmented service, it’s not a replacement for the primary service, we thought we would price it at $4.99 to be reasonable. And again, as I said, it's an augmented service. The app is free and the streaming of the channels is free, I mean there isn’t an additional fee for that, but you have to be a subscriber to a multichannel service. If, in time, we have the ability to buy up higher-quality programming -- or more popular programming -- then I imagine you will see that price rise for the augmented service. We also believe we have an opportunity to offer much more flexible pricing down the road, we won't do it initially, where you'll be able to buy seasons, you'll be able to buy teams, you’ll be able to buy weekends, as a for instance. But we are also going to offer through that service Major League Baseball and the National Hockey League out-of-market product, as they do today. You will be able to buy it off of the same app, not as part of the $4.99, but from the same app.

Ben Swinburne - Analyst, Morgan Stanley
And this is all being powered by BAMTech, which you control?

Morgan Stanley Technology, Media and Telecom Conference     February 26, 2018

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
Yes. So the acquisition of BAMTech is the technology to do all of this. It gives us the technology not only to stream under high-quality circumstances and volume, but it also gives them the ability, from a technological perspective, to serve advertisers with dynamic ad insertion, which we haven't had before, and to gather the data that is necessary and to crunch the data that is necessary, to offer the personalization and the customization. And we actually think it’s something sports fans want probably more than anyone else, you want to buy -- if you want to be served by the type of sports that you're interested in, or by the team, or by the geographic region, then this technology will enable us to do that.

Ben Swinburne - Analyst, Morgan Stanley
Right. And then on the Disney OTT side, I think you had talked previously about four to five original TV series and four to five new original movies. I mean, that's still...

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
At launch.

Ben Swinburne - Analyst, Morgan Stanley
At launch. The sort of initial parameters you're thinking about?

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
Yes, we'll have the output of the Studio. We’ll have four to five original series, four to five original movies and then all the library product that I talked about earlier, movie and television library product. And then we’ll see how that goes and we'll have a better sense of what kind of volume we can provide. Once the Fox acquisition is approved, then we'll have the ability to add more content to it, National Geographic comes to mind, for instance. We'll be able to make more original content using some of their IP as well and their production capabilities.

Ben Swinburne - Analyst, Morgan Stanley
Sure. How are you thinking about the timing of the global -- is it a global launch for Disney OTT, or how are you thinking about international versus domestic?

Morgan Stanley Technology, Media and Telecom Conference     February 26, 2018

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
The launch is primarily U.S. and then we’ll launch selectively in international markets at the appropriate time. I would imagine that the U.K. would probably be first because we've launched a direct-to-consumer service there already, but then we'll be selective based an opportunity and based on availability of IP, meaning the movie output deals because we have deals in place already, not all of them expire when the Netflix deal expires.

Ben Swinburne - Analyst, Morgan Stanley
Right. Okay, great. Let's shift a little bit into the existing businesses that you’re running today at Disney. So on the Media Networks side, you had a renewal, beginning of the renewal process late last year with Altice. I'm just -- I think everyone is interested in how these negotiations and the process of renewing your television networks compare to prior cycles. It would seem externally these are tougher than ever; we're seeing more public fights break out, not with you, but with others. Maybe you could tell us how about how you balance distribution and launching new services like ESPN Plus and pricing, given all the pressure we hear about the bundle in the marketplace?

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
I can't -- I don’t want to characterize the specifics of the negotiations because I don’t know that, that would necessarily be helpful for either side. As I -- we've talked in this conversation already, this is a changing world, and both sides recognize that. The ecosystem, the multichannel ecosystem, while it has been disrupted by the Netflixes in this world and by all sorts of other new technologies in the media space, those platforms are still the most popular and they still deliver a lot of value to us and to the owners of those platforms. And so we recognize, when you sit down at the table with any of these entities, that there's change in the world in the marketplace but there's still value to the business at hand. And I think that's essentially what guides these negotiations.

I don't -- I don't want to get into who has more leverage these days, it doesn’t necessarily help our cause at all. We go into these negotiations obviously, with a good hand when you have ABC and ESPN and Disney, for instance. But it doesn't necessarily mean that it's an easy negotiation. We look for, one, we look for continued price growth, but we also recognize that there's a lot more competition today, not everyone necessarily wants the multichannel service the way they once did. I think we try to be fair, we

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try to do what's best for our business and we try to do what we can to keep their business healthier as well. While we all watch these forces come into the marketplace, I think it happened faster and has had more of a profound impact on how this product is consumed than we ever expected.

Ben Swinburne - Analyst, Morgan Stanley
How do things like ESPN+ or the Disney OTT service, is there a way for those to help you in the negotiations or can they be a win-win to the partners?

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
I don’t want to speak for our partners, I think they would probably prefer that we weren’t in those businesses because they view them as competitive, but they are also at the front of the line to see where they can distribute the apps. And in fact, a number of them have already contacted us saying they want to distribute the Disney app. So I think they view it as something that is probably inevitable, at least for our company, because with ESPN and Disney, we've got the brands that enable us to take the product direct-to-consumer, which is not the case with all of our more traditional competitors, and it actually sets us apart from those competitors. I think the distributors understand that. They want to make sure that when we migrate or as we migrate to more direct-to-consumer business, that they play a part in how we do that, even if it means slightly lower margins for them or economics that aren’t necessarily as attractive as the current economics, but it is a reality.

Ben Swinburne - Analyst, Morgan Stanley
Yes. You talked before about the virtual MVPDs and I feel like we need to get a better name than that. But for better or worse, that's what we're calling these.

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
New entrants.

Ben Swinburne - Analyst, Morgan Stanley
New entrants in the bundled linear network world, the YouTube TVs, the Hulus, the Slings, I mean the numbers are actually starting to get reasonably large at least when we add them up, north of 4 million. When you look at over the longer-term, based on what you're seeing so far, are you encouraged that this

Morgan Stanley Technology, Media and Telecom Conference     February 26, 2018

may stabilize the universe for the ESPNs and Disney Channels of the world, do you see this helping offset some of the skinny bundle pressure you’ve got yourself?

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
Well, I think what we're seeing short-term, as I said earlier, and you just mentioned it, is we're seeing nice growth in these platforms. And I think it speaks volumes for where the consumer is today. And that the consumer does not -- more consumers would rather buy a set of channels that is -- represents a smaller set of programs or product for less money. So whether it's $50 or $40, for 40 channels, 50 channels, that is I think is looked at as quite attractive today by many consumers. And in addition, a lot of these new entrants are not hampered by legacy technology. And so what they can offer their users is a more mobile first experience and a better user experience in many cases, not in all cases.

What we've seen is as these have continued to grow and grow nicely, they have helped mitigate some of the losses on the expanded basic side of the business. They have not completely erased them, but they have significantly mitigated them. We're still seeing some declines in the multichannel ecosystem even with the dramatic growth of these new entrants. Whether they get the growth, it gets to the point where it completely mitigates the losses, I don't know. I think we're not going to make any predictions, but the signs are quite encouraging, that the product that they are offering is attractive to the consumer. And since we negotiated deals, particularly for ESPN, where ESPN is part of all the bundles that are being offered, that's quite encouraging for us. Because ESPN did get hurt by a growth in essentially cable light bundles, that Sports or ESPN were not part of. And this obviously helps that a lot and we have seen a lot of mitigation in that regard in terms of slowdown in the growth -- slowdown in adoption of the light bundles without sports.

Ben Swinburne - Analyst, Morgan Stanley
Got it. I think Sling on the DISH call mentioned College Football Playoffs in particular, as helping the Sling business.

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
Yes. But by the way, if you play this out, if the entire -- and I am not predicting that this will happen, but let's just say that the majority of U.S. households end up with a bundle that is 30 to 50 channels, $30, $50 a month. We actually think that's a very good thing for the businesses that we have because we also

Morgan Stanley Technology, Media and Telecom Conference     February 26, 2018

believe that the consumers aren’t necessarily going to take the $50 to $75 a month savings of not having to buy the expanded basic service, they won’t take it and put it in the bank, but we think they will actually spend it on more entertainment. And that's where a pure Disney app or an ESPN augmented app or a Hulu app, I think would benefit greatly.

Ben Swinburne - Analyst, Morgan Stanley
You and I have had this conversation before, but what's your perspective of what happened with the NFL around viewership? And did it influence the company's position I believe discussed in the press not to bid on the Thursday Night package?

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
Well, first of all, there's so much more competition in the marketplace for people's time. I’ve got 2 teenage boys at home, 19 and 15, they're big sports fans, but the amount of things that they have to watch and the places that they can watch them are far different than existed just a few years ago so it's just more competition. More competition means it's a less forgiving marketplace. So if you have a one game window package as we do on Monday night or as Thursday night is, it puts a lot more pressure on that game to be good, on the match-up to be right, on the fact that maybe the quarterback's got to be healthy, as a Green Bay Packers fan when Aaron Rogers goes down, the Packers are much less interesting, for instance. It just puts much more pressure on things. The NFL had 37 of the top 50 programs in the United States, so it still stands very tall. But there's more competition. I don't think we should expect that the highest-rated programs of yesterday will maintain those ratings today or into the future. And there are other factors as well, another I think on Sundays is for instance, another contributing factor is the Red Zone. My teenage boys want to watch the Red Zone. I don't see commercials in the Red Zone. I don't think -- I don't even know how it gets rated, never thought about that, we’re not on Sunday, and I guess, if there are no spots there is no rating. But that's a very popular product. It has to have contributed, to some extent, to some ratings issues there. But again it's a different time. It’s still, I think, it’s a very attractive product, though, being on the television side. The NFL is still quite attractive.

Thursday night, we looked at that briefly, the one game a night package was not that attractive to us, meaning having 2 nights of one game a window, for the reasons I just cited. We also looked at other factors, advertising and retransmission consent and basically sub fees and we just concluded that our hand was fine where it was.

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Ben Swinburne - Analyst, Morgan Stanley
Yes. How are you thinking, if at all at this point, about the Monday Night Football renewal, it’s not that far away, do you view this sort of absolutely critical to the ESPN franchise or could you see a scenario where you’re not carrying those games?

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
We have a few more years before we have to negotiate. At the moment, we're focused on the Fox acquisition, integration -- that will come next. We’ve obviously talked about it, but nothing to report publicly certainly. We probably won't be reporting on it for quite a while.

Ben Swinburne - Analyst, Morgan Stanley
Okay. Thought I would give it a shot. Let's turn to the theme park business, which is a business that's been executing really well and growing nicely, so obviously it gets less attention from the market.

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
It shouldn’t. It should get a lot more attention than ESPN subs.

Ben Swinburne - Analyst, Morgan Stanley
It's a bigger business than ESPN is by a lot at this point, our estimate. I want to ask about pricing. Margins have been really strong there. Disney introduced dynamic pricing on single-day tickets a couple of years ago. Can you give us an update on how that has influenced attendance and per cap spending and any lessons you’ve learned? Have you been able to take that to beyond single day, can you even drive the business economics forward?

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
Sure. First of all, since we've been talking about the acquisition and the creation of high-quality branded intellectual property, we talk about it typically as it relates to movies and as it relates to television. We don't talk about it as it relates to theme parks, but nevertheless, over the last decade, with Pixar, Marvel and Lucas and other investments that we've made in content, we've managed to design and build attractions and walk-around characters and themed hotels and you name it at our parks across the world

Morgan Stanley Technology, Media and Telecom Conference     February 26, 2018

that have made that product more attractive product. So one of the contributing factors for the health of that business has been the investment we've made in IP. By the way, just an example, Bob Chapek, who runs Parks and Resorts for instance, is here today, he was telling me on the plane flying here this morning the line to meet the Black Panther character at Disneyland is an hour long.

Ben Swinburne - Analyst, Morgan Stanley
No ride?

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
No, we haven’t had a chance to build a ride. I’m sure there are people working on it. So we have improved the demand of our parks in part because of the popularity of the intellectual property that we put into our parks around the world. Cars Land in California was certainly a great example of that. In addition, to that, we're running a business that is, I think, separate and apart from all the other businesses in the space in terms of the quality of the experience and the attractiveness of it for adults and kids and people of all generations alike. And with all of that it has given us the ability to continue to take pricing up over the years. By the way, not only are we investing with intellectual property people know, but we're also just spending more and investing. We're expanding the size, the footprint of the experience they ultimately have. Technology has given us the ability to add a substantial amount of more flexible, a variable pricing, across the board. We just announced it in Shanghai, we've been doing it in California, we're doing it in Florida. In Florida, by the way, very few people buy the 1-day pass. We have talked about putting into place flex pricing on the multi-day pass, and that's coming sometime towards the end of the year.

All of this has enabled us to do a few things. First of all, we've increased our yield per visit. So when we talked about our earnings in the first quarter, we talked about increased visitation to our parks. We also talked about an increase in yield per guest, per visit. That's basically the ticket pricing, food and beverage and merchandise and hotels, all due to variable pricing. The other thing variable pricing has enabled us is in peak periods of time when most people come. And what we're trying to do is we're trying to smooth out the experience for everyone by basically increasing the pricing during the peak periods and decreasing or not increasing the pricing, I should say, as much in the off periods, so that the experience you have when you come to our park is just as good in the peak time as it might be in the times where the park is less crowded. By and large, this has been an initiative or strategy in parks and resorts that is really starting to

Morgan Stanley Technology, Media and Telecom Conference     February 26, 2018

work, both from a bottom-line perspective, but also from a guest experience perspective. And you will see more of that in the years ahead.

Ben Swinburne - Analyst, Morgan Stanley
Great. When you think about bringing new IP into the parks and I'm thinking particularly about the Toy Story Land later this year and then Star Wars Lands in I believe in 2019, can you just help put in context of how big those attractions are in the context of the business? Are they a material increase in size and scope?

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
We're building two Star Wars Lands, one in Orlando and one in California, to open in calendar 2019. We've not given specific dates. They are the largest lands we've ever built. So they're not separate gates, but they're separate lands and they are big. And they are big both in terms of footprint, but also they’ll be big in terms of experience. Very, very high-end E-ticket attractions, using not only great IP but technology and fully immersing guests in a galaxy far, far away. We're pretty excited about them.

And Toy Story Land is opening up in Florida this spring and opening up in Shanghai also sometime in the spring. They are big as well, and we'll take advantage of it. Obviously, the popularity of that IP, and I mentioned earlier, we have a fourth Toy Story movie coming in 2019.

And so -- and we're also adding more Marvel in the park in California. We're talking about putting -- adding more Marvel in the park in Hong Kong, and we're talking about adding more Marvel in other parks and other locations around the world as well. And so there's a lot of investment in Parks and Resorts. I can go on, we've made -- there's so much going on that I lost track of what we've announced and what we haven't announced, but there's a lot.

We're also building 3 new cruise ships and themed hotels, which is also quite interesting because in general, over time, we've built hotels that are somewhat generic in nature. They're good hotels, but we have not used the intellectual property as much in the hotels to essentially differentiate the experience from other hotels either that we've built or hotels that are off-property and we're starting to do more of that. It’s something that Bob has initiated as head of the unit. One of them we are designing and building is in Florida, the Star Wars themed hotel experience, which should be quite different.

Morgan Stanley Technology, Media and Telecom Conference     February 26, 2018

Ben Swinburne - Analyst, Morgan Stanley
Cool.

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
We’ve announced that already, right?

Ben Swinburne - Analyst, Morgan Stanley
For the webcast, they’re nodding.

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
If we haven't announced it, we just did.

Ben Swinburne - Analyst, Morgan Stanley
Yes, we just did. With the few minutes we have left, I wanted to make sure we touch on the small business that you have in the Studio and Consumer Products. We led with Black Panther, but one of the things I was wondering about is Disney, more than any other company, has to manage and grow franchises. And obviously, we talked about Star Wars, got the new Frozen coming out. At the same time when you see major changes in how consumers interact with brands and with franchises and their spending patterns are changing and e-commerce is changing, how people interact with the product, you've been in this business for a long time, do you look at managing franchises at Disney as fundamentally different today than say, 10 years ago? Is it harder, particularly with millennials and the younger generation, to keep their attention on these big properties or is it maybe easier in that they stand out in the clutter more?

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
I think they stand out in the clutter more. I think what's hardest is we've been creating so many new big franchises that we’re competing with ourselves in some ways. We've got a new one now. When we talk about a franchise, we talk about a franchise that is usually a character or set of characters that are we say “leveragable” across our businesses. So it typically works as a movie or a TV show and in our Parks and Resorts and in our Consumer Products and we also talk about being able to leverage a franchise across

Morgan Stanley Technology, Media and Telecom Conference     February 26, 2018

territories in the world. So typically they're global in nature. And the last thing you look at is essentially longevity, something that will last a long time. That's a franchise for us.

We have been talking about having eleven $1 billion franchises, those are franchises that generate essentially $11 -- $1 billion in global sales or retail sales annually. And that's a lot, that's more than any other company has. And they all compete for shelf space these days, whether shelf space online, we know it seems infinite, or shelf space with big box retailers. It's not necessarily a bad problem to have.

In terms of people's interest in basically character merchandise, that sometimes rises and falls with the times. But I think we've got something, a great example now with Black Panther, I pretty much guarantee you that this coming Halloween and even Christmas, you'll be seeing a lot of Black Panther merchandise in the marketplace. You will today already and because of the popularity of the character and the storytelling and the fact that people, not just kids but adults too, want to have some part of that.

I don't know, I can't really say that we detect a pattern other than the pattern that is our own, which is a pattern of great success, and we're going to continue to look to create franchises although I think there is another thing that is somewhat misunderstood. When we go out to make a movie, people think we try to check every box of the franchise, check this and that and that. You can't do that, you have to just try to make a great movie. And if in making a great movie, it becomes a franchise, that's fantastic. We try to recognize that possibility before the movie comes out so that we basically prepare the platforms for it. So in Black Panther's case, we set up to make a great movie. As we saw early cuts of the film, we had an even better sense we had something special and we immediately engaged more aggressively with retailers around the world to step up their program. I actually was in this Bentonville this October talking about Black Panther. And now we think we've got a great franchise, but not every great movie we make becomes a franchise. Coco’s another example of a great movie, not sure that’s necessarily a franchise, but we're very proud of the fact that we made it and it did extremely well at the box office and it was nominated for an Academy award. That's not a bad thing.

Ben Swinburne - Analyst, Morgan Stanley
Not at all. Bob, thank you so much for your time and I hope you'll come back again next year and share it again.

Morgan Stanley Technology, Media and Telecom Conference     February 26, 2018

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
Thank you.

Ben Swinburne - Analyst, Morgan Stanley
Thank you.

Morgan Stanley Technology, Media and Telecom Conference     February 26, 2018

Important Information About the Transaction with 21CF and Where to Find It
In connection with the proposed transaction between The Walt Disney Company (“Disney”) and Twenty-First Century Fox, Inc. (“21CF”), Disney and 21CF will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Disney and 21CF that also constitutes a prospectus of Disney. 21CF will file with the SEC a registration statement for a newly formed subsidiary (“SpinCo”), which is contemplated to own certain assets and businesses of 21CF not being acquired by Disney in connection with the proposed transaction. 21CF and Disney may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which 21CF or Disney may file with the SEC. INVESTORS AND SECURITY HOLDERS OF 21CF AND DISNEY ARE URGED TO READ THE REGISTRATION STATEMENTS, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statements and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by 21CF and Disney through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of:

21CF                    Disney
1211 Avenue of Americas        c/o Broadridge Corporate Issuer Solutions
New York, NY 10036            P.O. Box 1342
Attention: Investor Relations        Brentwood, NY 11717
1 (212) 852 7059         Attention: Disney Shareholder Services                                    1 (855) 553 4763

Participants in the Solicitation
21CF, Disney and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding 21CF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in 21CF’s Annual Report on Form 10-K for the year ended June 30, 2017 and its proxy statement filed on September 28, 2017, which are filed with the SEC. Information regarding Disney’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Disney’s Annual Report on Form 10-K for the year ended September 30, 2017

Morgan Stanley Technology, Media and Telecom Conference     February 26, 2018

and its proxy statement filed on January 12, 2018, which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4, the joint proxy statement/prospectus and the registration statement of SpinCo.

No Offer or Solicitation
This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements
Management believes certain statements in the foregoing materials may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are made on the basis of management’s views and assumptions regarding future events and business performance as of the time the statements are made. Management does not undertake any obligation to update these statements.
Actual results may differ materially from those expressed or implied. Such differences may result from actions taken by the Company, including restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions), as well as from developments beyond the Company’s control, including:

•	changes in domestic and global economic conditions, competitive conditions and consumer preferences;

•	adverse weather conditions or natural disasters;

•	health concerns;

•	international, political, or military developments; and

•	technological developments.
Such developments may affect entertainment, travel and leisure businesses generally and may, among other things, affect:

Morgan Stanley Technology, Media and Telecom Conference     February 26, 2018

•	the performance of the Company’s theatrical and home entertainment releases;

•	the advertising market for broadcast and cable television programming;

•	demand for our products and services;

•	expenses of providing medical and pension benefits;

•	income tax expense;

•	performance of some or all company businesses either directly or through their impact on those who distribute our products;

•	the proposed transaction with 21CF.
Additional factors are set forth in the Company’s Annual Report on Form 10-K for the year ended September 30, 2017 under Item 1A, “Risk Factors,” and subsequent reports.